PGIM INVESTMENTS LLC

655 Broad Street

Newark, New Jersey 07102

December 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Prudential Government Money Market Fund, Inc. (the "Company') Request for Withdrawal of Post-Effective Amendment No. 78 to the Company's Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-112406 and 811-02619)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), the Company hereby requests withdrawal of the following Post-Effective Amendment under the 1933 Act (the "Amendment") to the Company's Registration Statement filed on Form N-1A relating to Class P shares of PGIM Government Money Market Fund, the sole series of the Company (the "Fund"):

Post-Effective Amendment No.	Filing Date	Accession Number
78	November 1, 2021	0001683863-21-006300

The series and class identifiers for the Fund and its Class P shares are as follows:

Series Identifier:	S000004517
Class P Identifier:	C000233838

The Company is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of Class P shares of the Fund. No securities have been issued or sold, or will be issued or sold, in connection with the Amendment. This filing relates solely to Class P shares of the Fund. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other classes of the Fund.

If you have any questions, please feel free to contact me at (973) 367-8982.

Sincerely,

PRUDENTIAL GOVERNMENT MONEY MARKET FUND, INC.

/s/ Diana Huffman

Diana Huffman

Assistant Secretary of the Company